September 25, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549
    Re:     Americold Realty Trust, Inc.
    Form 10-K for the Fiscal Year ended December 31, 2023
File No. 001-34723
Dear Sir or Madam:
This letter sets forth the response of Americold Realty Trust, Inc. (the "Company") to the correspondence from the Securities and Exchange Commission ("SEC") dated September 20, 2024 regarding the Company's Form 10-K for the Fiscal Year ended December 31, 2023. The SEC's comment is below, followed by the Company's response thereto.
Form 10-K for the year ended December 31, 2023 Item 1C Cybersecurity Management's Role Managing Risk, page 47
Comment:

1.    We note your disclosure that “The Company’s Chief Information Officer (“CIO”) and CISO work closely with other management positions, including the Chief Financial Officer, Chief Legal Officer, Head of Internal Audit, and Internal Communications, to evaluation cybersecurity risks and alignment with our business objective and operational needs.” Please confirm that in future filings you will provide the relevant expertise of all persons in management positions or members of committees who are responsible for assessing and managing such risks, as opposed to limiting such disclosure to the expertise of the CISO.
Response:
We confirm that future filings will include relevant expertise of all persons in management positions or members of committees who are responsible for assessing and managing cybersecurity risks and aligning to business objective and operational needs.
Please contact me if you should need additional information or should have questions.
Sincerely,

                        AMERICOLD REALTY TRUST, INC.

                            By:___/s/ Nathan H. Harwell
Name: Nathan H. Harwell
Title: Executive Vice President & Chief Legal Officer
10 Glenlake Parkway, South Tower, Suite 600, Atlanta, GA 30328